Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Experts,” “Change in Accountants,” “Summary Historical and Pro Forma Consolidated Financial and Operating Data,” and “Selected Historical Consolidated Financial and Operating Data,” and to the use of our report dated May 2, 2008, except for Note 1 (as it pertains to segment disclosure and the impact of the recapitalization of the Company) and Notes 7 and 12, as to which the date is February 15, 2010, in this Amendment No. 6 to the Registration Statement (Form S-1 No. 333-164906) and related Prospectus of Express Parent LLC for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Columbus, Ohio

May 10, 2010